Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
AMN Healthcare, Inc.	Nevada
AMN Services, Inc.	North Carolina
AMN Staffing Services, Inc.	Delaware
O’Grady-Peyton International (USA), Inc.	Massachusetts
O’Grady-Peyton International (Australia) (Pty), Inc.	Australia
O’Grady Peyton International Recruitment U.K. Limited	United Kingdom
O’Grady-Peyton International (SA) (Proprietary) Limited	South Africa
O’Grady-Peyton International (Europe) Limited	United Kingdom
International Healthcare Recruiters, Inc.	Delaware
The MHA Group, Inc.	Texas
Merritt, Hawkins & Associates	California
Staff Care, Inc.	Delaware
Med Travelers, Inc.	Texas
RN Demand, Inc.	Texas
MHA Allied Consulting, Inc.	Texas
Med Travelers, LLC	Delaware